Attachment – Item 77C

     On December 5, 2003, a special meeting of shareholders of Nations Capital Growth Portfolio was held for the purpose of considering and voting upon a proposed agreement and plan of reorganization that provided for the reorganization of Nations Capital Growth Portfolio into Nations Marsico Growth Portfolio.